AFRICA EATS SPC

FINANCIAL STATEMENTS

For the year ended December 31, 2023 and 2022

(Unaudited)

AFRICA EATS SPC
BALANCE SHEET

	2022	**2023**
ASSETS		
Cash		
Bank accounts	$72,771	$3,438
Other receivables	$0	$0
	$72,771	$3,438
Investments		
Equity	$527,100	$627,100
Loans	$0	$0
	$527,100	$627,100
Total Assets	**$599,871**	**$630,538**
LIABILITIES AND EQUITY		
Liabilities		
Short-term liabilities	$82,755	$13,467
Long-term liabilities	$0	$0
	$82,755	**$13,467**
Equity		
Paid-in capital (Preferred shares)	$527,100	$627,100
Equity grants	$200,000	$200,000
Retained earnings (losses)	-$209,984	-$210,029
	$517,116	**$617,071**
Total Liabilities and Equity	**$599,871**	**$630,538**

AFRICA EATS SPC
PROFIT AND LOSS STATEMENT

	2022	2023
Revenue		
Management fees	$0	$0
Misc	$0	$0
	$0	$0
Expenses		
Payroll	$0	$0
Legal	$555	$0
Operations	$0	$0
Marketing	$51	$0
Bank fees	$45	$45
Fundraising fees	$9,333	$0
Interest on loans	$0	$0
Travel	$0	$0
Misc accruals (audit, etc.)	$0	$0
Equity grants	$0	$0
	$9,984	$45
Net income (loss) before taxes	($9,984)	($45)
Taxes	$0	$0
Net Income (Loss)	**($9,984)**	**($45)**

AFRICA EATS SPC
CASH FLOW STATEMENT

	2022	2023
Cash from Operations	-$9,984	-$45
Capital Activity (Shareholders and Creditors)		
Investors' equity injections	$527,100	$100,000
Short term liabilities	$82,755	-$69,288
Long term liabilities	$0	$0
	$609,855	**$30,712**
Investing Activity		
Equity investments	$527,100	$100,000
Loans	$0	$0
	$527,100	**$100,000**
Net cash flow	**$72,771**	**-$69,333**
Cash at beginning of period	$0	$72,771
Cash at end of period	**$72,771**	**$3,438**

AFRICA EATS SPC
STATEMENT OF CHANGES IN EQUITY

	Stated capital USD	Preference shares USD	(Accumulated losses) / Retained earnings USD	Total equity USD
Balance as at 11 Dec 2021	200,000	-	-	200,000
Issue of shares	-	-	-	-
Profit for the year	-	-	(200,000)	(200,000)
Balance as at 31 Dec 2021	**200,000**	-	**(200,000)**	-
Balance as at 01 Jan 2022	**200,000**	-	**(200,000)**	-
Issue of shares	-	527,100	-	527,100
Profit for the year	-	-	(9,984)	(9,984)
Balance as at 31 Dec 2022	**200,000**	**527,100**	**(209,984)**	**517,116**
Balance as at 01 Jan 2023	**200,000**	**527,100**	**(209,984)**	**517,116**
Issue of shares	-	100,000	-	100,000
Profit for the year	-	-	(45)	(45)
Balance as at 31 Dec 2023	**200,000**	**627,100**	**(210,029)**	**617,071**

AFRICA EATS SPC
NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Africa Eats SPC (the "Company") is incorporated under the laws of Washington State, having its registered office at 144 Jacolet Ln, Bainbridge Island, WA, 98110, USA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in dealing with items which are considered material in relation to the financial statements.

A. Basis of preparation

The financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS") and the generally accepted accounting principles in the United States of America (GAAP).

The financial statements are prepared under the historical cost convention as modified for the measurement at fair value of certain financial assets and liabilities carried on the statement of financial position.

B. Fiscal Year

The Company fiscal year ends at 31st December.

C. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.